UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 01 )*

Heritage Oaks Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
42724R107 (CUSIP Number)
Calendar Year 2006 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 42724R107

1.	Names of Reporting Persons. Lawrence P Ward I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 95,266

	6.	Shared Voting Power 237,284

	7.	Sole Dispositive Power 95,266

	8.	Shared Dispositive Power 237,284

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 332,550 (165,632 Shares held by Lawrence P Ward as trustee of the Heritage Oaks Bancorp ESOP)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.21

12.	Type of Reporting Person IN
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Item 1.
(a)	Name of Issuer Heritage Oaks Bancorp
(b)	Address of Issuer's Principal Executive Offices 545 12th Street Paso Robles, CA 93446

Item 2.
(a)	Name of Person Filing Lawrence P Ward
(b)	Address of Principal Business Office or, if none, Residence 545 12th Street Paso Robles, CA 93446
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock
(e)	CUSIP Number 42724R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 332,550
(b)	Percent of class: 5.21
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 95,266
	(ii)	Shared power to vote or to direct the vote 237,284
	(iii)	Sole power to dispose or to direct the disposition of 95,266
	(iv)	Shared power to dispose or to direct the disposition of 237,284

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certifications

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007
Lawrence P Ward

By:	/s/ Tana L Eade Tana L Eade
Title:	Tana L Eade as power of attorney for Lawrence P Ward

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